

September 5, 2024

Chan Choon Yew Lester
Chief Executive Officer
GrowHub Limited
60 Paya Lebar Road
#12-37 Paya Lebar Square
Singapore 409051

> **Re: GrowHub Limited**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted August 22, 2024**
> **CIK No. 0002024114**

Dear Chan Choon Yew Lester:

   We have reviewed your amended draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 8, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Business
Our Products and Services, page 57

1.   We note your response to prior comment 3. Please clarify how the company is able to monitor products in "the entire supply chain" that do not use GrowHub's labeling technology.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

2.   We note you have revised your presentation of your statement of operations in response to prior comment 4. Tell us how you considered the guidance in Rule 5-03 of Regulation S-X for your current presentation. Specifically, revise your presentation to present Other income and Interest expense as non-operating income (expense) similar to your presentation in the prior amendment. Refer to Rule 5-03(b)(7) of Regulation S-X. Further, consider revising your line item, Changes in inventories, to a more applicable title such as inventory write-offs.

Notes to Consolidated Financial Statements
Note 6 - Intangible assets, net, page F-16

3.   We note your expanded disclosure in response to prior comment 5 in that you identify two benefits, or assets, acquired as part of the Peel Agri-Innovation Project. Tell us why you did not allocate the total purchase price between these two assets. Refer to ASC 805-50-30-3.

        Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Lawrence Venick